Exhibit 15.02

DRAFT

DATED

BRITISH ENERGY PLC

- and -

WILLIAM A. COLEY

SERVICE AGREEMENT

FOR EXECUTIVE DIRECTOR

CONTENTS

1.	COMMENCEMENT AND TERM OF EMPLOYMENT	3

2.	DUTIES	3

3.	OFFICE OF DIRECTOR	6

4.	REMUNERATION	6

5.	PENSION SCHEME	7

6.	MEDICAL EXPENSES	7

7.	PERSONAL ACCIDENT INSURANCE	7

8.	EXPENSES	8

10.	HOLIDAYS	9

11.	INCAPACITY	10

12.	RESTRICTIONS DURING EMPLOYMENT	10

13.	INVENTIONS	11

14.	CONFIDENTIALITY	13

15.	TERMINATION	15

16.	SUMMARY TERMINATION OF EMPLOYMENT	16

17.	RESIGNATION FROM DIRECTORSHIPS UPON TERMINATION	17

18.	RECONSTRUCTION OR AMALGAMATION	18

19.	EXECUTIVE DIRECTOR’S COVENANTS	18

20.	NOTICES	20

21.	DISCIPLINARY AND GRIEVANCE PROCEDURE	21

22.	STATUTORY INFORMATION	21

23.	MISCELLANEOUS	22

THIS AGREEMENT is made between

(1)	BRITISH ENERGY GROUP PLC whose registered office is 3 Redwood, Crescent, East Kilbride G74 5PR (the “Company”); and

(2)	William A. Coley of 1231 Wareham Court, Charlotte, North Carolina, USA (the “Executive Director”).

WHEREAS it is agreed that the Company shall employ the Executive Director and the Executive Director shall serve the Company as Executive Director of the Company on the following terms and subject to the following conditions:

1.	COMMENCEMENT AND TERM OF EMPLOYMENT

1.1	The employment of the Executive Director (subject to termination as provided below) commenced on 14 April 2005 (the “Commencement Date”).

1.2	The employment of the Executive Director (subject to termination as provided below) shall be capable of being terminated by either party giving six months in writing to the other such notice to expire at any time.

1.3	The Executive Director’s continuous period of employment for statutory purposes shall commence on the Commencement Date.

2.	DUTIES

2.1	The Executive Director shall during his employment under this Agreement:

2.1.1	serve the Company and its subsidiaries to the best of his ability in the capacity of Chief Executive of British Energy Group PLC or in such other equivalent capacity as the Board may from time to time determine; and

2.1.2	perform equivalent duties and exercise the powers which the Board may from time to time properly assign to him; and

2.1.3	in the absence of any specific directions from the Board (but subject always to the memorandum and articles of association of the Company) exercise general control and management of British Energy Group PLC; and

2.1.4	do all in his power to promote, develop and extend the business of the Company and of its Subsidiaries and at all times and in all respects conform to and comply with the proper and reasonable directions and regulations of the Board (but subject always to the memorandum and articles of association of the Company); and

2.1.5	at all times keep the Board promptly and fully informed (in writing if so requested) of his conduct of the business, finances and affairs of the Company and shall provide such explanations and supply all information in his possession as the Board may require in connection with such conduct of the business, finances or affairs of the Company; and

2.1.6	if and so long as the Board so directs perform and exercise the said duties and powers on behalf of any Associated Company and act as a director or other officer of any Associated Company.

2.2	The Executive Director shall carry out his duties and exercise his powers jointly with any other director appointed by the Board to act jointly with him and the Board may at any time require the Executive Director to cease performing or exercising the said or any duties or powers without such requirement giving rise to a Breach of Contract by the Company. The Executive acknowledges that, in view of his continuing to receive Director’s fees he shall not be entitled to serve on the Executive Committee responsible for determining Director’s fees and non-executive remuneration.

2.3	The principal office of the Executive Director shall be based at the Company’s offices in Sheldon Square, Paddington, London, (or such other location in London as the Company may have) or in any other place within the United Kingdom which the Board may require for the proper performance and exercise of his duties and powers. The Executive Director may be required to travel on the business of the Company or any of its Associated Companies and/or Subsidiaries anywhere within the world.

2.4	The Company shall not be under any obligation to provide the Executive Director with any work and the Company may at any time during the continuance of his employment without notice, suspend the Executive Director and/or exclude him from all or any premises of the Company or any Associated Company for any period not exceeding sixty days provided that throughout such a period, the Executive Director’s salary and other contractual benefits shall continue to be paid or provided by the Company.

2.5	The Executive Director shall at any time if directed to do so by the Board undergo a medical examination by a medical practitioner of the Company’s choice and at its expense. The Executive Director hereby authorises (such authorisation to be deemed to include the consent of the Executive Director for the purposes of Section 3 of the Access to Medical Reports Act 1988) such medical practitioner to disclose the results of such examination (whether in a medical report or otherwise) to the Company, subject to the Executive Director being informed by the Company of such request prior to it being made.

2.6	The Company shall, to the extent permitted by law or statute, reimburse the Executive Director for all reasonable legal costs, travel and other expenses incurred by him in defending any claims against him or the Company arising out of his service as Chief Executive under this Agreement.

3.	OFFICE OF DIRECTOR

Subject to Clause 16 below during his employment under this Agreement the Executive Director shall not:

3.1	voluntarily resign as a director of the Company;

3.2	voluntarily do or refrain from doing any act whereby his office as a Director of the Company is or becomes liable to be vacated;

3.3	do anything that would cause him to be disqualified from continuing to act as a Director.

4.	REMUNERATION

4.1	The remuneration of the Executive Director shall be a fixed salary (which shall accrue from day to day) payable from the Commencement Date and at the rate of £531,915 per annum (or such higher rate as may be recommended by the Remuneration Committee of the Board and approved by the Company in General Meeting from time to time) in addition to any Directors’ fees of £27,000 per annum and shares in the Company having a value at the date of payment of £13,000 per annum payable to him under the articles of association of the Company and the Associated Companies under the Executive Director’s previous terms of appointment as a Non-Executive Director, in each case payable in arrears by equal monthly instalments on the 24th day of every month (or such other day as the Company may from time to time decide) - save for the payment of shares in the Company which shall be made quarterly.

4.2	The Executive Director will be eligible for a bonus of up to £265,958 payable [on the first anniversary of the Commencement Date] subject to the absolute discretion of the Remuneration Committee and approval by the Board, on the basis of performance targets to be determined by the Remuneration Committee and notified to the Executive Director as soon as practicable.

4.3	Should this employment terminate for reasons other than those set out in paragraph 15 [before the first anniversary of the Commencement Date] then the Executive Director shall be entitled to that proportion of his bonus under paragraph 4.2 as corresponds to the part of the fixed 12 month term of this Agreement which the Executive Director has worked at the date of termination.

5.	PENSION SCHEME

5.1	The Executive Director shall not be eligible for membership of any occupational pension scheme and should make his own pension arrangements.

6.	MEDICAL EXPENSES

6.1	Subject to his complying with and satisfying any applicable requirement of the relevant insurers, the Company shall during the continuance of his employment cover the cost of membership for the Executive Director and the Executive Director’s spouse and/or nominated partner, and while aged under 21 years children and stepchildren of a private patients medical plan with a reputable medical expenses insurance scheme as the Company shall in its absolute discretion decide from time to time.

7.	PERSONAL ACCIDENT INSURANCE

7.1	The Company shall provide the Executive Director with personal accident insurance with such reputable personal accident insurance scheme as the Company shall decide from time to time in accordance with the Company’s Personal Accident Insurance Policy.

8.	EXPENSES

8.1	The Company shall by way of reimbursement pay or procure to be paid to the Executive Director:

8.1.1	all reasonable costs incurred by the Executive Director in relocating himself and his family to the United Kingdom;

8.1.2	all reasonable travelling, accommodation, meal and other expenses wholly exclusively and necessarily incurred by him in or about the performance of his duties under this Agreement;

8.1.3	the cost of subscription to all professional bodies to which he is obliged to belong in order to maintain his professional qualifications provided that the Executive Director shall provide the Company with such appropriate evidence (including receipts, invoices, tickets and/or vouchers) of the expenditure in respect of which he claims reimbursement as the Company may reasonably require; and

8.1.4	all reasonable costs incurred by the Executive in relocating himself and his family to North Carolina within 60 days of the termination of this Agreement provided that his employment under this Agreement is not terminated in accordance with Clause 15.

8.2	The Company will pay to the Executive Director for the term of this Agreement and the period of 30 days thereafter a housing allowance of £105,770 per annum in respect of a house or apartment rented by the Executive Director in reasonable proximity to the Company’s office in Paddington, London (the “Housing Allowance”).

8.3	The first Housing Allowance payment shall be increased on a one off basis by a supplement of £12,200 (the “Supplement”) to recognise the cost to the Executive Director of paying a deposit. In the event that this Agreement is terminated for any reason the Supplement shall be deducted from or set off against any final Housing Allowance, salary or other payment due to the Executive Director pursuant to this Agreement and the Executive Director hereby consents to such deduction being made.

9.	HOLIDAYS

9.1	The Executive Director shall (in addition to the usual public and bank holidays) be entitled to 25 days holiday in each holiday year (as specified by the Company) to be taken at a time or times convenient to the Company and as agreed with the Chairman.

9.2	The Executive Director shall not be entitled to carry forward any annual holiday entitlement foregone by him for any reason during the holiday year in which it accrued without the prior written consent of the Board.

9.3	Upon the termination of his employment for reasons other than those set out in paragraph 16 the Executive Director’s entitlement to accrued holiday pay (which accrues at the rate of 2 days per month) shall be calculated on a pro rate basis in respect of each completed month of service in the holiday year in which his employment terminates and the appropriate amount shall be paid to the Executive Director provided that if the Executive Director shall have taken more days holiday than his accrued entitlement the Company is hereby authorised to make an appropriate deduction from the Executive Director’s final salary payment.

10.	INCAPACITY

10.1	During any period of absence from work due to Incapacity salary payable to the Executive Director under the terms of this Agreement shall be paid in full for the first twelve months of continuous absence (such payment to be inclusive of any statutory sick pay or social security benefits to which he may be entitled).

10.2	Thereafter the Executive Director shall continue to be paid salary only at the discretion of the Company.

10.3	If the Incapacity shall be or appear to be occasioned by actionable negligence of a third party in respect of which damages are or may be recoverable, then all sums paid by the Company during the period of absence in terms of paragraph 10.1.1 above shall constitute loans to the Executive Director who shall immediately notify the Board of that fact and shall use all reasonable endeavours to recover damages for loss over the period for which salary has been or will be paid to him by the Company and he shall notify the Board of any claim compromise settlement or judgement made or awarded in connection with it and shall give to the Board all particulars the Board may reasonably require and shall if required by the Board refund to the Company that part of any damages recovered relating to loss of earnings for the period of the Incapacity as the Board may reasonably determine provided that the amount to be refunded shall not exceed the amount of damages or compensation recovered by him less any costs borne by the Executive Director in connection with the recovery of such damages or compensation and shall not exceed the total remuneration paid to him by way of salary in respect of the period of the Incapacity.

11.	RESTRICTIONS DURING EMPLOYMENT

11.1

During the continuance of his employment under this Agreement the Executive Director shall unless prevented by Incapacity devote all of his time, attention and skill as are necessary to properly perform his duties under this agreement and shall not without the prior written consent of the Board:

•	engage in any other business; or

•	be concerned or interested in any other business of a similar nature to or competitive with that carried on by the Company or any of its Associated Companies provided that nothing in this paragraph shall preclude the Executive Director from holding or being otherwise interested in any shares or other securities of any company which are for the time being quoted on any recognised investment exchange (as defined by section 207(1) Financial Services Act 1986) (or in respect of which dealing takes place in the Alternative Investment Market) provided such interest does not exceed 5% of the issued share capital of such Company;

provided always that the Executive Director may retain any other directorships held by him at the Commencement Date which have been notified to the Company and retain the fees or remuneration therefrom and may be absent from the United Kingdom for the purpose of performing his duties as a director in relation to those offices provided that he shall notify the Chairman of the Company in advance of such absences (and provided that such appointments do not conflict with his appointment pursuant to this Agreement).

12.	INVENTIONS

12.1	The parties foresee that the Executive Director may make, discover or create Intellectual Property in the course of his duties under this Agreement. In addition, because of the nature of his duties and particular responsibilities arising thereform, the parties acknowledge that the Executive Director has a special obligation to further the interests of the Company. In this Agreement, “Intellectual Property” shall mean any and all intellectual or industrial property rights of any description in any country (whether registered or registrable or not) including, but not limited to, patents, registered design rights, unregistered design rights, copyright, database right, trademarks (whether registered or unregistered) and inventions in any form of media whatsoever.

12.2	If at any time in the course of his employment under this Agreement the Executive Director makes or discovers or participates in the making or discovery or any Intellectual Property relating to, or capable of, being used in the business for the time being carried on by the Company or any of its Subsidiaries or Associated Companies, full details of the Intellectual Property shall immediately be communicated by him to the Company and shall be the absolute property of the Company. The Executive Director shall hold all details relating to the Intellectual Property upon trust for the benefit of the Company and shall keep them confidential. At the request and expense of the Company, the Executive Director shall give and supply all such information, data, drawings and assistance as may be requisite to enable the Company to exploit the Intellectual Property to the best advantage and shall execute all documents and do all things which may be necessary or desirable for obtaining patent or other protection for the Intellectual Property in such parts of the world as may be specified by the Company and for vesting the same in the Company or as it may direct. The Executive Director assigns, by way of present assignation of future rights, all copyright, database right and design rights in all works made, originated or developed by him in the course of his employment with the Company (whether or not made, originated or developed during working hours) and any other proprietary rights capable of assignment by way of present assignation of future rights for the full term of such rights.

12.3	The Executive Director irrevocably appoints the Company to be his attorney in his name and on his behalf to sign execute or do any such instrument or thing and generally to use his name for the purpose of giving to the Company (or its nominee) the full benefit of the provisions of this paragraph 12 and for the purposes of any third party a certificate in writing signed by any director or the secretary of the Company that any instrument or act falls within the authority conferred by this paragraph 14 shall be conclusive evidence that such is the case.

12.4	If the Executive Director makes or discovers or participates in the making or discovery of any Intellectual Property during his employment under this Agreement but which is not the property of the Company under paragraph 14.2 the Company shall subject only to the provisions of the Patents Act 1977 have the right to acquire for itself or its nominee the Executive Director’s rights in the Intellectual Property within 3 months after disclosure pursuant to paragraph 14.2 on fair and reasonable terms to be agreed or settled by a single arbitrator.

12.5	The Executive Director waives all of his Moral Rights as defined in the Copyright, Designs and Patents Act 1988 in respect of any a confidential information, inventions or other Intellectual Property developed or made or produced by him.

12.6	Rights and obligations under paragraph 14 shall continue in force after termination of this Agreement in respect of Intellectual Property made or discovered during the Executive Director’s employment under this Agreement and shall be binding upon his representatives.

13.	CONFIDENTIALITY

13.1	The Executive Director is aware that in the course of employment under this Agreement he will have access to and be entrusted with information in respect of the business and financing of the Company and its dealings transactions and affairs and likewise in relation to its Associated Companies all of which information is or may be confidential.

13.2	The Executive Director shall not (except in the proper course of his duties or except with the prior written consent of the Board or unless ordered by a court of competent jurisdiction) at any time during or after the period of his employment under this Agreement disclose or communicate or divulge to any person whatever or otherwise make use whether for his own benefit or for the benefit of any person other than the Company or an Associated Company of any confidential information which may come to his knowledge in the course of his employment and the Executive Director shall during the continuance of his employment use his best endeavours to prevent the unauthorised publication or misuse of any confidential information provided that such restrictions shall cease to apply to any confidential information which may enter the public domain other than through the default of the Executive Director.

13.3	All notes and memoranda of any confidential information concerning the business of the Company and the Associated Companies or any of its or their suppliers agents distributors or customers which shall have been acquired received or made by the Executive Director during the course of his employment shall be the property of the Company and shall be surrendered by the Executive Director to someone duly authorised in that behalf at the termination of his employment or at the request of the Board at any time during the course of his employment.

13.4	For the avoidance of doubt, and without prejudice to the generality of the foregoing, the following is a non-exhaustive list of matters which in relation to the Company and any Associated Company are considered confidential and must be treated as such by the Executive Director:-

•	any trade secrets of the Company or any Associated Company; and

•	any information in respect of which the Company or any Associated Company is bound by obligation of confidence to any third party; and

•	unpublished and price-sensitive information relating to securities listed on any recognised Stock Exchange; and

•	customer lists and details of contacts with or requirements of customers; and

•	marketing strategies, plans, customer lists, pricing strategies, discount rates and sales figures of the Company or any associated company, and

•	lists of suppliers and rates of charge of the Company or any associated company; and

•	any invention, technical data, know-how or other manufacturing or trade secret of the Company and/or of any Associated Company; and

•	information concerning any litigation proposed, in progress or settled; and

•	any information relating to the Company or any associated company made available to the Executive Director which is identified to the Executive Director as being of a confidential nature.

14.	TERMINATION

14.1	This Agreement shall terminate automatically in the event of the Executive Director ceasing to be a Director of the Company and in that event the Executive Director shall have no claim for damages against the Company unless the Company is not otherwise entitled to determine his employment under this Agreement.

15.	SUMMARY TERMINATION OF EMPLOYMENT

The employment of the Executive Director may be terminated by the Company without notice or payment in lieu of notice:

15.1	If the Executive Director is guilty of any gross default or gross misconduct in connection with or affecting the business of the Company or any Subsidiary or Associated Company to which he is required by this Agreement to render services; or

15.2	In the event of any serious or repeated breach or non-observance by the Executive Director of any of the stipulations contained in this Agreement; or

15.3	If the Executive Director has an interim receiving order made against him, becomes bankrupt or makes any composition or enters into any deed of arrangement with his creditors; or

15.4	If the Executive Director is convicted of any arrestable criminal offence (other than an offence under road traffic legislation in the United Kingdom or elsewhere for which a fine or non-custodial penalty is imposed); or

15.5	If the Executive Director is disqualified from holding office in another company in which he is concerned or interested because of wrongful trading under the Insolvency Act 1986; or

15.6	If the Executive Director is convicted of an offence under the Companies Securities (Insider Dealing) Act 1985 or under any other present or future statutory enactment or regulations relating to insider dealings; or

15.7	If the Executive Director is guilty of conduct which brings or is likely to bring himself, the Company or any Associated Company into disrepute; or

15.8	If the Executive Director is, in the opinion of the Board, incapable by reasons of mental disorder of discharging his duties; or

15.9	If the Executive Director resigns as a director of the Company otherwise than at the request of the Company.

16.	RESIGNATION FROM DIRECTORSHIPS UPON TERMINATION

Upon the termination by whatever means of this Agreement:

16.1	The Executive Director shall at the request of the Company immediately resign from office as a director of the Company and from such offices held by him in Associated Companies as may be so requested without claim for compensation for such loss of office (but without prejudice to any other claim for compensation which the Executive Director may have under this Agreement) and in the event of his failure so to do the Company is hereby irrevocably authorised to appoint some person in his name and on his behalf to sign and deliver such resignation or resignations to the Company and to each of the Associated Companies of which the Executive Director is at the material time a director or other officer; and

16.2	The Executive Director shall not without the consent of the Company at any time thereafter represent himself still to be connected with the Company or any of the Associated Companies; and

16.3	The Executive Director shall forthwith deliver to the Company all documents (including correspondence, lists, notes, memoranda, plans, reports, papers, drawings, charts and other materials of whatsoever nature whether original or copies) films computer hardware computer software tapes models photographs made or compiled by or received by the Executive Director during the course of his employment with the Company and concerning the business finances or affairs of the Company any Associated Company or any supplier or customer of such company and shall not retain any copies; and

16.4	The Executive Director shall forthwith return to the Company all property of the Company and of any Associated Company (including any monies which the Executive Director may hold to the Company of any Associated Company’s account) in the possession or under the control of the Executive Director.

17.	RECONSTRUCTION OR AMALGAMATION

17.1	If the employment of the Executive Director under this Agreement is terminated by reason of the liquidation of the Company for the purpose of reconstruction or amalgamation and the Executive Director is offered employment with any concern or undertaking resulting from the reconstruction or amalgamation on terms and conditions not less favourable than the terms of this Agreement then the Executive Director shall have no claim against the Company in respect of the termination of his employment under this Agreement.

18.	EXECUTIVE DIRECTOR’S COVENANTS

18.1	The Executive Director acknowledges that during the course of his employment with the Company he will receive and have access to confidential information of the Company (and its Associated Companies) and he will also receive and have access to detailed client/customer lists and information relating to the operations and business requirements to those clients/customers and accordingly he is willing to enter into the covenants described below in order to provide the Company and its associated companies with what he considers to be reasonable protection for those interests.

18.2	The Executive Director covenants with the Company that he will not for the period of one year after ceasing to be employed under this Agreement without the prior written consent of the Board:

18.2.1	be concerned within England and/or Wales and/or Scotland in connection with the carrying on of any business in competition with the business of generating electricity and/or of any nuclear business carried on by the Company on his own behalf or on behalf of any person firm or company directly or indirectly; or

18.2.2	seek to produce orders from or do business with any person firm or company with whom he shall have done business on behalf of the Company within one year period immediately preceding such cesser; or

18.2.3	solicit or entice away or endeavour to solicit or entice away from the Company or any Associated Company any person who has at any time during the one year period immediately preceding such cesser been employed or engaged by the Company or any Associated Companies in a senior capacity and with whom the Executive Director had dealings in the course of his employment during the said one year period provided that nothing in this paragraph 18.2 shall prohibit the seeking or procuring of orders or the doing of business not relating or not similar to the business or businesses described above.

18.3	The Executive Director covenants with the Company that he will not within England and/or Wales and/or Scotland for the period of one year after ceasing to be employed under this Agreement without the prior written consent of the Board either alone or jointly with or as manager, agent, consultant or employee of any person firm or company (or in any other capacity including without limitation as a shareholder) directly or indirectly carry on or be engaged in any activity or business which shall be in competition with the business of electricity generating and/or of any nuclear business carried on by the Company.

18.4	The covenants contained in paragraphs 18.2.1, 18.2.2 and 18.3 are intended to be separate and severable and enforceable as such.

18.5	The Executive Director hereby undertakes that he will immediately notify the Company of any offer of employment or any other engagement or arrangement made to the Executive Director by any third party or parties which may give rise to a breach of one or more of the covenants contained in paragraphs 18.2.1, 18.2.2 and 18.3 (“Notifiable Offer”) and further undertakes that on receipt of any Notifiable Offer he will immediately inform the third party or parties responsible for that offer of the existence of those covenants.

19.	NOTICES

19.1	Any notice required or permitted to be given under this Agreement shall be given in writing delivered personally or sent by first class post pre-paid recorded or registered delivery (air mail if overseas) or by fax to the party due to receive such notice at, in the case of the Company, its registered office from time to time and, in the case of the Executive Director his address as set out in this Agreement (or such address as he may have notified to the Company in accordance with this paragraph).

19.2	Any notice delivered personally shall be deemed to be received when delivered to the address provided in paragraph 19.1 and any notice sent by pre-paid recorded or registered delivery post shall be deemed (in the absence of evidence of earlier receipt) to be received 2 days after posting (6 days if sent air mail) and in proving the time of despatch it shall be sufficient to show that the envelope containing such notice was properly addressed, stamped and posted. A notice sent by fax shall be deemed to have been received on receipt by the sender of the correct “transmit receipt”.

20.	DISCIPLINARY AND GRIEVANCE PROCEDURE

20.1	For statutory purposes there is no formal disciplinary procedure in relation to the Executive Director’s employment. The Executive Director shall be expected to maintain the highest standards of integrity and behaviour. All disciplinary matters for Executive Directors are dealt with by the Board.

20.2	For statutory purposes there is no formal grievance procedure. The Executive Director should apply to the Board to seek redress for any grievance.

20.3	There is a right of appeal to the Board whose decision shall be final.

21.	STATUTORY INFORMATION

For the avoidance of doubt this Agreement also constitutes the statement of particulars of terms and conditions of employment which is required to be given to the Executive Director by Section 1 Employment Rights Act 1996 as amended.

22.	MISCELLANEOUS

22.1	In this Agreement unless the context otherwise requires the following expressions shall have the following meanings:

“Associated Company”	a Subsidiary and any other company which is for the time being a holding company (as defined by the Companies Acts 1985 and 1989) or the Company or another subsidiary of any such holding company;

“Board”	the Board of Directors for the time being of the Company.

This Agreement is governed by and shall be construed in accordance with the laws of England.

22.2	This Agreement contains the entire understanding between the parties and supersedes all previous agreements and arrangements (if any) relating to the employment of the Executive Director by the Company (which shall be deemed to have been terminated by mutual consent).

22.3	The expiry or determination of this Agreement howsoever arising shall not affect such of the provisions hereof as are expressed to operate or have effect after the termination of this Agreement and shall be without prejudice to any right of action already accrued to either party in respect of any breach of this Agreement by the other party. For the avoidance of doubt the clauses of this Agreement that operate after the termination of this Agreement are 12, 13, 14, 16, 17, 18 and 19.

IN WITNESS whereof this Agreement has been duly executed the day and year first above written:

William A. Coley	Witness

Name
Address

For and on behalf of British Energy Group PLC

Director	Witness